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                          October 26, 2023

       Andrew Spodek
       Chief Executive Officer
       Postal Realty Trust, Inc.
       75 Columbia Avenue
       Cedarhurst, NY 11516

                                                        Re: Postal Realty
Trust, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed October 23,
2023
                                                            File No. 333-275134

       Dear Andrew Spodek:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Pearlyne
Paulemon at 202-551-8714 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Real Estate & Construction
       cc:                                              James Davidson